FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of March 2008.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Brilliant Manufacturing Limited to Be Renamed Nidec Brilliant Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
MASAHIRO_NAGAYASU@notes.nidec.co.jp

Released on March 18, 2008, in Kyoto, Japan

Brilliant Manufacturing Limited to Be Renamed Nidec Brilliant Co., Ltd.

Nidec Corporation (NYSE: NJ) today announced that it will change the name of one of its wholly-owned subsidiary Brilliant Manufacturing Limited (“BML”) to Nidec Brilliant Co., Ltd. effective April 1, 2008.

In February 2007, Nidec acquired Singapore-based BML and its subsidiaries. Approximately a year after the acquisition, the companies are now contributing to the Nidec Group as base plate and top cover manufacturers for hard disk drives (HDD). As of April 1, 2008, BML and its primary subsidiaries will have “Nidec” at the beginning of their names to clearly express that they are Nidec Group companies.

The BML companies will, as Nidec Group companies, further expand their base plate and top cover production capabilities, and operate in step with Nidec Corporation’s spindle motor business to create profitable synergies in the Group’s production and sales activities.

The details of the name changes are as follows:

Current Name	New Name
Brilliant Manufacturing Ltd.	Nidec Brilliant Co., Ltd.
Legend Precision Pte. Ltd.	Nidec Legend Pte. Ltd.
BMS Technology Pte. Ltd	Nidec BMS Pte. Ltd.
Brilliant Manufacturing (Thailand) Co. Ltd.	Nidec Brilliant (Thailand) Co., Ltd.
Brilliant Precision (Thailand) Co. Ltd.	Nidec Brilliant Precision (Thailand) Co., Ltd.
Brilliant Manufacturing (Suzhou) Co. Ltd.	Nidec Brilliant (Suzhou) Co., Ltd.
BMS Technology (Suzhou) Co. Ltd	Nidec BMS (Suzhou) Co., Ltd.

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